M.H. LeBlang, Inc. dba MHL Investments
Report Pusuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.H. LeBLANG INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 S. 900 E., Suite 200
(No. and Street)

Midvale	UT	84047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roy Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. LeBLANG INC., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CASSANDRA JOHNSON
Notary Public - State of Utah
Comm. No. 707032
My Commission Expires on
Jul 2, 2023

Roy Jones 3/17/2021
Signature

CEO/CCO
Title

Notary Public COMMISSION EXPIRES JULY 2 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of UT
County of Salt Lake
Subscribed and sworn to (or affirmed) before me on this 17 day of MARCH, 2021 by ROY JONES proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public CASSANDRA JOHNSON

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.H. LeBlang, Inc. dba MHL Investments (the "Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 17, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

M.H. LeBlang, Inc. dba MHL Investments
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	390,238
Accounts receivable		151,855
Prepaid expenses and other assets		24,108
Total assets	$	566,201
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	157,345
Income taxes payable		44,768
Note payable		150,000
Total liabilities		352,113
Stockholders' Equity:		
Capital stock, no par value, authorized - 200 shares, issued and outstanding - 200 shares		5,000
Additional paid-in capital		52,500
Retained earnings		156,588
Total stockholders' equity		214,088
Total liabilities and stockholders' equity	$	566,201

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Income

For the Year Ended December 31, 2020

Revenues		
Variable annuities	$	638,119
Private placements		477,483
Non-securities insurance		66,005
Mutual funds		35,946
Other income		24,754
Total revenues		1,242,307
Expenses		
Compensation and benefits		746,070
Professional fees		53,355
Occupancy		41,124
Communications and technology		20,565
Regulatory		25,487
Other		95,517
Total expenses		982,118
Net income before provision for income taxes		260,189
Provision for income taxes		67,520
Net Income	$	192,669

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2019	$ 5,000	$ 52,500	$ 78,919	$ 136,419
Distributions to Stockholders			(115,000)	(115,000)
Net income (loss)	-	-	192,669	192,669
Balances at December 31, 2020	$ 5,000	$ 52,500	$ 156,588	$ 214,088

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	192,669
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in:		
Accounts receivable		(97,160)
Related Party Receivable		2,578
Prepaid expenses		(6,498)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		105,550
Income taxes payable		11,226
Net cash provided by (used in) operating activities		208,365
Cash flows provided from investing activities:		-
Cash Flows provided by investing activities		-
Repayment of note payable		(1,320)
Proceeds from loan payable		150,000
Distributions to stockholders		(115,000)
Net cash provided by (used in) financing activities		33,680
Net increase (decrease) in cash		242,045
Cash at December 31, 2019		148,193
Cash at December 31, 2020	$	390,238
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	55,633

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments
Notes to Financial Statements
December 31, 2020

1. OPERATIONS AND ORGANIZATION

M. H. LeBlang, Inc. dba MHL Investments ("Company") is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company operates as a retailer of Variable annuities, Private placements, Insurance products and Mutual funds shares. The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are reported at net realizable value. At December 31, 2020, no allowance for doubtful accounts was deemed necessary.

Revenue Recognition

The Company recognizes commission revenue from the sale of Variable annuities and Insurance products on the sale date, and from the sale of Mutual funds shares on the trade date. At these points, the revenue amount is fixed or determinable; collection is relatively assured; and the Company has completed its performance obligations.

The Company recognizes commission revenue from Private placements of real estate and other limited partnership interests as of the underlying transaction date; when a written agreement has been accepted by both parties, payment in full has been received; and the Company has completed its performance obligations.

The Company also earns minor annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

Income Taxes

The Company classifies income tax assessments, if any, for interest expense and for penalties in general and administrative expenses. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2020. The Federal and state income tax returns of the Company for 2019, 2018 and 2017 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed.

The Company shares its office space with its affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Leases

The Company has no arrangements subject to ASC 842, therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2020.

3. LOAN PAYABLE

On May 22, 2020 the Company received a $150,000 EIDL loan from the SBA. The term of the loan was for 30 years at an interest rate of 3.75% per annum. Payments were to begin on the first year anniversary at $731.00 month. At December 31, 2020 interest was accrued in the amount of $3,436. On January 19, 2021, the Company paid off the loan in the amount of $153,714 including interest.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate under which expenses are allocated and charged on a monthly basis. The agreement includes, but is not limited to, rent, telephone and office expenses. For the year ended December 31, 2020, the Company had paid expenses totaling $66,453 to the affiliate.

5. INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$54,640	$12.880	$67,520
Deferred	-	-	-
Total	$54,640	$12,880	$67,520

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2020.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $139,290 which was $115,816 in excess of its required net capital of $23,474; and the Company's ratio of aggregate indebtedness to net capital was 2.53 to 1, which was less than the 15 to 1 maximum allowed.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

8. COMMITMENTS AND CONTINGENCIES

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligation at December 31, 2020.

9. SUBSEQUENT EVENTS

The Company evaluated events and transactions after the date of the Statement of Financial Condition through the date that the financial statements were available to be issued. Other than the repayment of the SBA loan as noted in Footnote #3, no other matters were identified which require recognition or disclosure in the financial statements.

10. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

11. RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

M.H. LeBlang, Inc. dba MHL Investments
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	214,088
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		50,690
Prepaid expenses		24,108
Total non-allowable assets		74,798
Net Capital	$	139,290
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Ratio of aggregate indebtedness to net capital		2.53 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital (6.67% of $352,113)	$	23,474
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above)	$	23,474
Excess Net Capital	$	115,816

There were no differences between the net capital computation shown here and the net capital computation reported on the Company's most recently filed unaudited Part IIA of Form X-17A-5 as of December 31, 2020.

M.H. LeBlang, Inc. dba MHL Investments

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 **Schedule II**

We have determined that the Company does not meet the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i), or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

See Report of Registered Independent Public Accounting Firm

M.H. LeBlang, Inc. dba MHL Investments

Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which M.H. LeBlang, Inc. dba MHL Investments, claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities include Variable annuities, Private placements, Insurance products and Mutual funds shares. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). M.H. LeBlang, Inc. dba MHL Investments, did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. M.H. LeBlang, Inc. dba MHL Investments' management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.H. LeBlang, Inc. dba MHL Investments' compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of M.H. LeBlang, Inc. dba MHL Investments.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 17, 2021

M. H. LeBlang, Inc.
Established 1953

Everspire Plaza
6900 S. 900 E. Suite 200
Midvale, UT 84047
(801) 545-8706
hello@everspire.com

M. H. LeBlang, Inc. dba MHL Investments
Exemption Report

We, as members of management of M. H. LeBlang, Inc. ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k)(the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.
2) The Company conducted business activities involving variable annuities, mutual funds, life insurance and private and public investments services to customers throughout the year ended December 31, 2020 without exception.
3) The Company met the identified conditions for such reliance throughout the year ended to December 31, 2020 without exception.

M. H. LeBlang, Inc.

By:

Roy Jones, CEO

M.H. LeBlang, Inc. dba MHL Investments
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by M.H. LeBlang, Inc. dba MHL Investments and the SIPC, solely to assist you and SIPC in evaluating M.H. LeBlang, Inc. dba MHL Investments' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. M.H. LeBlang, Inc. dba MHL Investments' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on M.H. LeBlang, Inc. dba MHL Investments' compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of M.H. LeBlang, Inc. dba MHL Investments and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.
Northridge, California
March 17, 2021

M.H. LeBlang, Inc. dba MHL Investments
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

		Amount
Total assessment	$	1,863
SIPC-6 general assessment Payment made on August 10, 2020		(600)
SIPC-7 general assessment Payment made on February 5, 2021		(1,263)
Total assessment balance **(overpayment carried forward)**	$	-